Rio Tinto

EXHIBIT 99.1

Notice to ASX/LSE

Rio Tinto releases second quarter 2025 production results

16 July 2025

13% CuEq production uplift for Q2 YoY, and 6% for H1, as we execute our strategy

Rio Tinto Chief Executive Jakob Stausholm said: “We delivered excellent operational performance from our mine operations with record production from our bauxite business and from Oyu Tolgoi as it ramps up to become the world’s fourth largest copper mine before the end of the decade.

“We continue to make strong progress in our production and growth projects, achieving our highest Pilbara Q2 production since 2018 and accelerating the first shipment from the Simandou high-grade iron ore project in Guinea.

“We will continue to drive progress towards our long-term strategy to deliver profitable growth and build a stronger, more diversified business.”

1. Executive Summary

- We’re pleased to have announced **Simon Trott as Chief Executive** with effect from 25 August 2025.
- **Copper equivalent (CuEq) production rose 13% in Q2 YoY, and 6% YoY for the half year**, driven by strong performance in our copper business and the contribution of the Arcadium acquisition.
- **Copper production** is now expected at the **higher end, and copper unit costs around the lower end, of full year guidance ranges.**
- **Pilbara iron ore achieved its highest Q2 production since 2018,** recovering well from Q1 extreme weather impacts.
- **Bauxite achieved a second consecutive quarterly production record** and is now expected at the **higher end of the full year production guidance range.**
- **Lithium integration progressing to plan,** in line with our strategy to establish a world-class lithium business.
- **Simandou first shipment accelerated** to around November 2025, with 0.5 to 1.0 Mt of shipments expected in 2025 (SimFer scope from Blocks 3 & 4).
- **Continued progress with our Iron Ore replacement strategy:** Western Range opened on time and on budget, while **Hope Downs 2** received all Government approvals in Q2.

Production[1]		Q2 2025	vs Q2 2024	vs Q1 2025	**2025 guidance**[5]	**Guidance status**
Pilbara iron ore shipments (100% basis)	Mt	**79.9**	-1%	+13%	**323 to 338**[6]	**Unchanged**
Pilbara iron ore production (100% basis)	Mt	**83.7**	+5%	+20%	**NA**	**Unchanged**
Bauxite	Mt	**15.6**	+6%	+5%	**57 to 59**	**Unchanged**[7] (at higher end)
Alumina	Mt	**1.8**	+8%	-6%	**7.4 to 7.8**	**Unchanged**
Aluminium[2]	Mt	**0.84**	+2%	+2%	**3.25 to 3.45**	**Unchanged**
Copper (consolidated basis)[3]	kt	**229**	+15%	+9%	**780 to 850**	**Unchanged**[7] (at higher end)
Titanium dioxide slag	Mt	**0.3**	+13%	+21%	**1.0 to 1.2**	**Unchanged**[8] (at lower end)
IOC[4] iron ore pellets and concentrate	Mt	**2.5**	+14%	+7%	**9.7 to 11.4**	**Unchanged**
Boric oxide equivalent	Mt	**0.1**	+6%	+13%	**~0.5**	**Unchanged**

[1] Rio Tinto share unless otherwise stated. [2] Includes primary aluminium only. [3] From Q1 2025, we report copper production and guidance as one metric, in order to simplify reporting and align with peer practices. For further details see slide 90 of our Investor Seminar 2024 presentation. [4] Iron Ore Company of Canada. [5] See further notes in Section 2, 2025 guidance. [6] As stated at Q1 2025 - at the lower end of guidance. [7] At the higher end of guidance. [8] At the lower end of guidance.

Rio Tinto | Second quarter operations review

1

2. 2025 guidance Production guidance • 2025 production guidance is unchanged1. Pilbara iron ore shipments • We continue to expect Pilbara shipments to be at the lower end of guidance, due to four cyclones as announced in Q1. • Pilbara iron ore guidance remains subject to the timing of approvals for planned mining areas and heritage clearances. The system has limited ability to mitigate further losses from weather if incurred. Bauxite production • Bauxite production is expected to be at the higher end of guidance range. Copper production • Copper production is expected to be at the higher end of guidance due to our continued successful ramp up of Oyu Tolgoi underground mine and good performance at Escondida. Titanium dioxide slag production • TiO2 production is expected to be at the lower end of guidance reflecting market demand. 1 Guidance remains subject to weather impacts. Unit cost guidance • 2025 unit cost guidance is unchanged. ◦ Pilbara iron ore: H1 benefited from a weaker than expected Australian dollar. ◦ Copper: we expect full year unit costs to be around the lower end of the guidance range due to good cost control, production volumes at the higher end of the full year guidance range and higher than expected gold prices driving net costs down. Unit costs 2025 guidance Pilbara iron ore unit cash costs, free on board (FOB) basis - US$ per wet metric tonne 23.0-24.50 Copper C1 net unit costs (includes Kennecott, Oyu Tolgoi and Escondida) - US cents per lb 130-1501 1 Expected around the lower end of guidance. 3. Group financial update Expenditure on exploration and evaluation • Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in 2025 was $334 million, compared with $487 million in 2024. Approximately 33% of the spend was by central exploration, 10% by Minerals (with the majority focusing on lithium), 36% by Copper, 19% by Iron Ore and 2% by Aluminium. Qualifying expenditure on the Rincon project has been capitalised since 1 July 2024, accounting for most of the decrease in expense. Net debt • As communicated in our First Quarter Operations Review, completion of the Arcadium acquisition on 6 March increased the group’s net debt by approximately $7.6 billion1. This comprises $6.3 billion paid to Arcadium’s shareholders, $0.4 billion paid to their convertible loan note holders, consolidation of Arcadium’s $0.7 billion net debt and $0.2 billion loaned by Rio Tinto to Arcadium prior to the acquisition completing. Working capital • In H1 2025, we saw a cash outflow of approximately $0.6 billion from an increase in working capital. This included optimisation of stock levels in the Pilbara and normal seasonal movements in amounts due to JV partners and employees. 1 Subject to finalisation of acquisition accounting review. Rio Tinto | Second quarter operations review 2

4. Our markets Global economy: improved from the end of the first quarter given US/China tariff de-escalation. However, geopolitical tensions and trade barriers remain near-term economic risks. Chinese economy: industrial activity and net exports grew strongly during the quarter on the back of China’s highly competitive manufacturing sector. Trade diversification continued as the decline in exports to the US was more than offset by shipments to other regions. Retail sales growth was supported by ongoing stimulus measures while the government remains committed to infrastructure investment. However, headwinds such as trade tensions and a soft property market continue to pose challenges. US economy: held up given resilient household consumption and private fixed investment. The impact of tariffs is still feeding through to inflation and sentiment. The housing market continues to be weak and building activities have been hampered by elevated mortgage rates and reduced labour supply. Iron ore • China’s crude steel production maintained a high annualised run-rate of more than one billion tonnes in Q2. However, global steel prices and mill margins remained under pressure. • China’s steel exports for the period April to May increased to ~120Mt annualised run-rates, compared to 111Mt in 2024. • Iron ore seaborne supply recovered strongly in Q2 from weather-related disruption earlier in the year. However, China's inventories at 47 major ports were drawn down by 5Mt during the quarter to 145Mt. Copper • The London Metal Exchange (LME) price fell amid economic uncertainty in early April but recovered in May, driven by US-China tariff de-escalation, a weakening dollar and strong underlying fundamentals. • The Chicago Mercantile Exchange (CME) cash price traded 10% above the LME price on average over the quarter, reflecting tariff risks. • Copper concentrate market tightness intensified in Q2, with spot treatment and refining charges slipping further into negative territory. While some smelters outside China have scaled back production, Chinese smelters have ramped up refined output, further exacerbating the supply strain. Aluminium • The LME quarterly average price fell during Q2 amid global trade tensions but improved towards the end of the quarter, with rising geopolitical risks in the Middle East and easing of trade tensions between the US and China. • Aluminium market premiums rose in the US in Q2 on a duty paid basis after implementation of Section 232 tariffs in April. The Q2 premium increased to largely cover the tariff cost. In Europe and Japan, aluminium market premiums fell on weak demand. • Australian FOB alumina price rose in Q2, up from the lows in Q1, on improved fundamentals. • Chinese bauxite spot import prices fell in Q2 on higher Guinean bauxite exports, despite continued risks to supply following the cancellation of several mining permits by the Guinean government in recent months. Lithium • Lithium demand remains strong driven by global EV sales which were up 29% YoY between April and May, and solid demand from stationary batteries. However, the market remains oversupplied due to producer resilience to falling prices while new projects ramp up. Titanium dioxide • Paint and pigment demand has not gained momentum, with downstream inventories continuing to build. Borates • The borates market diverged earlier in Q2 as tariffs disrupted US supply to China, while ex-China markets remained stable. Following tariff adjustments in May, demand from China has been strong. Rio Tinto | Second quarter operations review 3

Index prices	Start of Q2 (01/04/25)	End of Q2 (30/06/25)	*% change start - end Q2*	Q1 2025 average	Q2 2025 average	*% change QoQ*
Iron ore ($/dmt CFR China)[1]	104	94	**(10)%**	104	98	**(6)%**
Copper (LME spot, c/lb)	438	455	**4 %**	424	432	**2 %**
Aluminium (LME spot, $/t)	2,499	2,593	**4 %**	2,627	2,448	**(7)%**
Lithium carbonate (spot, $/t CIF China, Japan & Korea)[2]	9,350	8,100	**(13)%**	9,809	8,566	**(13)%**

[1] Monthly average Platts (CFR) index for 62% iron fines. This is reflective of the pricing basis before we introduced the new product strategy (see Iron Ore section for further details).
[2] Fastmarkets index for Lithium carbonate min 99.5% Li_2CO_3 battery grade.

Average realised prices achieved for our major commodities

	Units	H1 2025	Q2 2025	Q1 2025	H1 2024
Pilbara iron ore	FOB, $/wmt	**82.5**	**80.5**	84.8	97.3
Pilbara iron ore*	FOB, $/dmt	**89.7**	**87.5**	92.2	105.8
Aluminium**	Metal $/t	**3,125**	**3,040**	3,223	2,746
Copper***	US c/lb	**436**	**441**	430	419
IOC pellets	FOB $/wmt	**130**	**127**	133	154

*Assuming 8% moisture.
**LME plus all-in premiums (product and market).
***Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues in the first half by $266 million (first half 2024 positive impact of $93 million).

Rio Tinto | Second quarter operations review 4

5. Iron Ore (Pilbara operations)

Rio Tinto share of production (Million tonnes)	Q2 2025	vs Q2 2024	vs Q1 2025
Pilbara Blend and SP10 Lump[1]	**23.2**	+11%	+20%
Pilbara Blend and SP10 Fines[1]	**33.0**	+5%	+18%
Robe Valley Lump	**1.7**	+9%	+9%
Robe Valley Fines	**2.3**	-14%	+14%
Yandicoogina Fines (HIY)	**10.9**	-3%	+18%
Total Pilbara production	**71.1**	+5%	+18%
Total Pilbara production (100% basis)	**83.7**	+5%	+20%

Rio Tinto share of shipments (Million tonnes)	Q2 2025	vs Q2 2024	vs Q1 2025
Pilbara Blend Lump	**11.2**	-10%	+14%
Pilbara Blend Fines	**21.5**	-13%	+14%
Robe Valley Lump	**1.4**	+4%	+20%
Robe Valley Fines	**2.6**	-15%	+18%
Yandicoogina Fines (HIY)	**10.6**	-6%	+14%
SP10 Lump[1]	**8.3**	+64%	+3%
SP10 Fines[1]	**12.5**	+52%	+9%
Total Pilbara shipments[2]	**68.1**	+3%	+12%
Total Pilbara shipments (100% basis)[2]	**79.9**	-1%	+13%
Total Pilbara shipments (consolidated basis)[2, 3]	**70.0**	+2%	+12%

Production figures are sometimes more precise than the rounded numbers shown, hence small rounding differences may appear.
[1] SP10 includes other lower grade products.
[2] Shipments includes material shipped from the Pilbara to our portside trading facility in China which may not be sold onwards by the group in the same period.
[3] While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.

- **Q2 production:** strong with mine operations recovering post Q1 weather impacts to achieve the highest Q2 production since 2018.
  - Mine health remains a focus and has improved since the wet weather from Q4 2024 to Q1 2025. SP10 levels accounted for 29% of Pilbara shipments (on 100% basis) and, on a standalone basis, will reduce with product strategy changes (see below) from current levels.
- **Q2 shipments:** port maintenance in Q1 was postponed to Q2 due to cyclone impacts, with some work remaining in Q3. As a result, Q2 shipments were 3.9 million tonnes below production in Q2.
- **Product strategy:** as first announced in Q3 2024, we have been undertaking a review of our product strategy. We have notified customers of changes to specifications of the Pilbara Blend. The changes predominantly combine the previous Pilbara Blend and SP10 products into a single blend with the iron content moving to 60.8% Fe (average) from 61.6% Fe (average) (for the Pilbara Blend fines product). Shipments of the new Pilbara Blend commenced in July 2025.
- **Q2 sales**: 9% of sales priced by reference to the prior quarter's average index lagged by one month:
  - remainder sold either on current quarter average, month average or on the spot market.
  - 24% of sales were made on a free on board (FOB) basis, with remainder sold including freight.
- **Q2 portside sales in China:** 7.8 million tonnes (7.5 million tonnes in Q2 2024):
  - 96% of our portside sales were either screened or blended in Chinese ports. Our portside business enables us to access the onshore Chinese iron ore market, extending our Pilbara value chain by managing the increasing variability of our ore bodies.

Rio Tinto | Second quarter operations review 5

◦ end-June: inventory levels at portside were 4.4 million tonnes, including 3.8 million tonnes of Pilbara product. • Achieved average pricing in the first half of 2025 was $82.5 per wet metric tonne ($97.3 in the first half of 2024) on an FOB basis (equivalent to $89.7 per dry metric tonne, with an 8% moisture assumption). This compares to the average first half price for the monthly average Platts index for 62% iron fines converted to a FOB basis of $92.0 per dry metric tonne. Rio Tinto | Second quarter operations review 6

6. Aluminium

Rio Tinto share of production ('000 tonnes)	Q2 2025	vs Q2 2024	vs Q1 2025
Bauxite	**15,644**	+6%	+5%
Bauxite third party shipments	**11,147**	+4%	+14%
Alumina[1]	**1,815**	+8%	-6%
Aluminium	**842**	+2%	+2%
Recycled aluminium	**74**	+6%	+11%

[1] *As stated in Q1 2025, following sanction measures by the Australian Government, Rio Tinto has taken on 100% of capacity of Queensland Alumina Limited (QAL) for as long as the sanctions continue. With the end of the QAL participation agreement at the end of December 2024, QAL and Rio Tinto have entered into a new two-year tolling agreement for 100% of the capacity, effectively making QAL a tolling entity exclusively for Rio Tinto. This additional output is excluded from the production tables in this report as QAL remains 80% owned by Rio Tinto and 20% owned by Rusal.*

All produced metal has been shipped with sales pricing, product mix and shipping destinations flexed to optimise our position in the wake of the changing tariff environment.

Over H1 2025, we incurred **around $300m of gross costs associated with US tariffs** on our primary aluminium exports from Canada. A **substantial part thereof has been compensated** by the related increase in the US Midwest duty paid premium, which rapidly adapted to the 25% tariffs level in Q1, but, at the end of Q2, was not fully compensating for the 50% tariff.

Bauxite

- **Q2**: achieved record production for the quarter and for the half year, with full year production now expected at the higher end of the guidance range.
  - **Amrun** continues to outperform its nameplate capacity, achieving improved utilisation as the Safe Production System (SPS) matures.
  - **Gove production** increased due to better plant reliability and availability.

Alumina

- **Q2:** lower production due to operational challenges, in particular with equipment reliability at Yarwun. This necessitated rescheduling of shutdowns and maintenance in Q2 to ensure long-term reliability and efficiency, alongside managing yield and quality.

Aluminium

- **Q2:** operations are stable, adapting to external factors at our New Zealand Aluminium Smelter (NZAS) and Kitimat operations.
  - **NZAS**: the call from Meridian Energy to reduce electricity usage by 50MW ended on 15 June 2025, earlier than originally planned (previously August 2025). Ramping up to full production by first week of August.
  - **Kitimat**: our energy supply and production continues to be impacted by lower reservoir levels. Despite these challenges, production rose QoQ by optimising supply to the smelter and importing energy to mitigate the effects of the low water levels.

Rio Tinto | Second quarter operations review 7

$/tonne	H1 2025	H1 2024	H1 2025 vs H1 2024
Average realised prices including premiums for value-added products (VAP)	3,125	2,746	+14%
Average LME price	2,539	2,358	+8%
Average product premiums for VAP sales[1]	292	287	+2%

[1] Our VAP sales increased to 46% of primary metal sold in H1 2025 (H1 2024: 45%).

	H1 2025	Q2 2025
Total RTA shipments - US destination, kt	723	343
Total RTA tariff cost, $m	321	244
Average mid-west premium duty paid[1], $/tonne	855	983
Average realised tariff costs - US destination, $/tonne	**444**	**712**

[1] Mid-west premium duty paid applies to approximately 55% of our total volumes in H1 2025 (59% in H1 2024).

Recycled aluminium

- **Q2:** production increased due to improved demand for domestically produced secondary aluminium in the United States.

Rio Tinto | Second quarter operations review 8

7. Copper

Rio Tinto production[1] ('000 tonnes)	Q2 2025	vs Q2 2024	vs Q1 2025
Copper			
Kennecott - Refined metal[2]	**40**	-16%	-6%
Escondida - Metal in concentrates	**87**	+4%	-2%
Escondida - Refined metal	**15**	-4%	+8%
Oyu Tolgoi - Metal in concentrates	**87**	+65%	+33%
Total copper production (consolidated basis[1])	**229**	+15%	+9%

[1] Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.
[2] We continue to process third party concentrate to optimise smelter utilisation, including 11.1 thousand tonnes of cathode produced from purchased concentrate in Q2 2025. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Kennecott

- Continued to successfully navigate **challenging geotechnical conditions impacting the south wall of the mine**.
  - **Q2:** cathode production from third party concentrate was higher, in order to optimise smelter utilisation.
  - **YoY:** lower ore availability, driven by geotechnical constraints, limiting concentrate production, combined with depleted concentrate stockpiles.
- **H2 2025:** planned annual maintenance at the concentrator expected to commence in September, along with planned partial rebuild of the smelter, with a duration of approximately 45 days.

Escondida

- **Q2:** slightly lower concentrate production due to a reduction in average grade (0.95% in Q2 vs 1.09% in Q1), while refined metal volume increased. The Full SaL project[1] achieved first production and is expected to continue to ramp up.
- **YoY:** concentrate production increased mainly due to higher throughput from improved concentrator performance, which more than offset the slightly lower grade in line with the mine plan.

Oyu Tolgoi

- **Q2: record quarter for copper production**, due to the continued underground ramp-up with improving head grade and recovery rates.
  - **New material handling records set** achieving a monthly average in June of 34ktpd and a single day record high of 47ktpd for the underground mine.
- **YoY:** rising contribution from the higher grade underground mine, with Panel 0 construction complete and the conveyor to surface - the second largest in the world by capacity - becoming operational between these periods.
- **Engagement continues with Entrée Resources and the Government of Mongolia** on the transfer of licences to allow mining in the Panel 1 Entrée joint venture area.
- **Mine plan: flexibility and options**, including bringing Panel 1 or Panel 2 South into production first depending on the timing of the Entrée licence transfer, with no material impact on production guidance.
- **Project ramp-up remains on track** to reach an average of around 500 thousand tonnes of copper per year (100% basis and stated as recoverable metal) from 2028 to 2036[2].

[1] Full SaL is a processing technology that allows the extraction of copper using chlorine-assisted leaching predominantly for sulphidic material.
[2] The 500 thousand tonnes per annum copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the ASX dated 11 July 2023 "Investor site visit to Oyu Tolgoi copper mine, Mongolia". All material assumptions underpinning that production target and those production profiles continue to apply and have not materially changed.

Rio Tinto | Second quarter operations review 9

8. Minerals

Rio Tinto share of production (million tonnes)	Q2 2025	vs Q2 2024	vs Q1 2025
Iron ore pellets and concentrate			
IOC	**2.5**	+14%	+7%

Rio Tinto share of production ('000 tonnes)	Q2 2025	vs Q2 2024	vs Q1 2025
Minerals			
Borates - B_2O_3 content	**132**	+6%	+13%
Titanium dioxide slag	**269**	+13%	+21%

Rio Tinto share of production ('000 carats)	Q2 2025	vs Q2 2024	vs Q1 2025
Diavik	**1,238**	+76%	+31%

Iron Ore Company of Canada (IOC)

- **Q2:** improved operational stability across mining operations and processing. Significant focus on improving pit health led to Q2 record for total material moved from the mine.
- Annual plant shutdown in June was completed and followed by successful commissioning and ramp-up of production rates.

Borates

- **Q2:** the process line scaling issues experienced in Q1 have been resolved. The operations ran with improved plant stability in Q2.

Iron and Titanium

- **Q2:** output increased driven by better operational stability and improved furnace efficiency at RTIT Quebec Operations. We also benefited from the restart of a furnace in February at our RTIT Quebec Operations, as stated in our First Quarter Operations Review.
- On 3 July 2025, a furnace at RTIT Quebec Operations reached its planned end-of-life, ceasing operations. We now operate six (of nine) furnaces in Quebec and three (of four) furnaces at RBM.
- Full year production is expected to be at the lower end of the 1.0 to 1.2 million tonne range reflecting market demand.

Lithium

Rio Tinto share of production ('000 tonnes)	Q2 2025	vs Q2 2024	Q1[2] 2025	vs Q1 2025
Total lithium carbonate equivalent (LCE) production[1]	**12**	NA	17	-29%

[1] Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.
[2] Full first quarter lithium carbonate equivalent production from Arcadium was 17kt (20kt on a 100% basis) of which 6kt was produced since completion of the acquisition in March (7kt on a 100% basis).

- **Q2:** integration of Rio Tinto Lithium is progressing as planned:
  - Lithium hydroxide production and shipments increased in Q2 reflecting growing demand from our EV customers.
  - Mt Cattlin spodumene operation in Western Australia was placed on care and maintenance by the end of March 2025 as previously communicated by Arcadium Lithium in September 2024.
  - Lithium carbonate production at Fenix temporarily affected by snowfall-related energy outages in May and transport system issues in April. Both issues have since been resolved.

Rio Tinto | Second quarter operations review 10

9. Capital Projects

Project	**Total capital cost** (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Western Range **Location:** WA, Australia **Ownership:** Rio Tinto (54%) and China Baowu Steel Group Co. Ltd (46%) **Capacity:** 25 Mtpa **Approval:** Sept 2022 **First production:** March 2025 **To note:** The project includes construction of a primary crusher and an 18 kilometre conveyor connection to the Paraburdoo processing plant.	$1.3bn (Rio Tinto share)[1]	• **Officially opened** on 6 June 2025 with Western Australian Premier Roger Cook and Federal Resources Minister Madeleine King joining Yinhawangka Traditional Owners and senior representatives from Rio Tinto and joint venture partner China Baowu Group (Baowu) to mark the milestone. • **Production ramp-up** over the remainder of 2025 continues, as planned.
Project: Brockman (Brockman Syncline 1) **Location:** WA, Australia **Ownership:** 100% **Capacity:** 34 Mtpa **Approval:** Oct 2024 (Mar 2025 was government approvals) **Planned first production:** 2027 **To note:** The project is to extend the life of the Brockman regions in WA and sustain production from iron ore operations	$1.8bn	• Enabling works continue to progress well. • Key contractors mobilising and main bulk earthworks underway.
Project: Hope Downs 2 (incl. Bedded Hilltop) **Location:** WA, Australia **Ownership:** Rio Tinto (50%) and Hancock Prospecting (50%) **Capacity:** 31 Mtpa **Approval:** September 2024 (June 2025 was government approvals) **Planned first production:** 2027 **To note:** The project is to extend the life of the Hope Downs 1 operation in WA.	$0.8bn (Rio Tinto share)	• Received all necessary State and Federal Government approvals. • Commencement of main works construction now enabled.

Rio Tinto | Second quarter operations review 11

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Simandou **Location:** Guinea, Africa **SimFer mine ownership:** SimFer (85%), Government of Guinea (GoG) (15%) **SimFer mine capacity:** 60 Mtpa (27 Mtpa RT share) **Approval:** July 2024 **Planned first production:** 2025 and **first shipment accelerated to around November 2025**, ramping up over 30 months to full capacity **To note:** Investment in the Simandou high-grade iron ore project in Guinea in partnership with CIOH, a Chinalco-led consortium (the SimFer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou[2] (WCS), Baowu and the Republic of Guinea (the partners) for the export of up to 120 million tonnes per year of iron ore mined by SimFer's and WCS's respective mining concessions.[3] The SimFer joint venture[4] will develop, own and operate a 60 million tonne per year[5] mine in blocks 3 & 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port.	$6.2bn (Rio Tinto share)	• **Simandou first shipment accelerated to around November 2025.** Ore will be railed from the SimFer mine to the main rail line via the SimFer rail spur and initially shipped through the WCS port while construction of the SimFer port is finalised. • **For 2025, we expect 0.5 to 1.0 Mt of shipments (SimFer scope from Blocks 3 & 4).** • **Non-managed infrastructure -** our partners confirm that construction is progressing well and is on track. Highlights include track laying on the mainline rail, now complete, to enable first shipped ore from both Simandou mines through the rail system and WCS port around November 2025. • **SimFer mine[4] is on track -** bulk earthworks are progressing and permanent process facilities construction has commenced. First ore is expected through the permanent crushing facilities in H2 2026, on schedule and aligned with plan. Ore continues to be crushed and stockpiled through the temporary crushers. • **SimFer rail spur -** is progressing well, with tunnel excavation breakthrough achieved in June and track laying continuing ahead of plan (connects the multi-use TransGuinean railway line from our mine operations to the port facilities). Bulk earth works and final bridge girders complete. • **SimFer port -** continues to advance ahead of plan. Fabrication of the transhipment vessels has commenced at the shipyard in China. • **Workforce** across all the SimFer scope of mine, rail and port has reached 21,800 with 81% national Guinean participation.
Aluminium		
Project: Low-carbon AP60 aluminium smelter **Location:** Quebec, Canada **Ownership:** Rio Tinto (100%) **Capacity:** Project will add 96 new AP60 pots, increasing AP60 capacity by 160,000 tonnes of primary aluminium per annum **Approval:** June 2023 **Planned start date:** Commissioning is expected by Q1 2026, smelter fully ramped up by end of 2026 **To note:** The investment includes up to $113 million of financial support from the Quebec government. This new capacity is expected to be in addition to 30,000 tonnes of new recycling capacity at Arvida, which will open in the fourth quarter of 2025.	$1.3bn	• Project work progresses. • Construction progress included mechanical, piping, electrical and instrumentation activities with prioritisation on building activities. • Total project costs have increased by $155m to ~$1.3bn (previously $1.1bn) primarily due to contractor performance challenges, external cost inflation and adjustments in delivery model, and commissioning is now expected by Q1 2026 (previously H1 2026) four months faster.
Copper		
Project: Oyu Tolgoi underground mine **Location:** Mongolia **Ownership:** Rio Tinto (66%), Government of Mongolia (34%) **Capacity:** from both the open pit and underground mines, average of ~500kt[6] per year from 2028 to 2036. **Approval:** 2016 **Planned production:** 2024, ramp-up till 2028 **To note:** Oyu Tolgoi is set to become the world's 4th largest copper mine by 2030	$7.06bn	• **Concentrator conversion** - filtration and thickener facilities have commenced load-commissioning. Ball Mill construction is complete, and load commissioning forecast for completion in Q3. • **Primary crusher 2** - construction progressing to plan and remains on track to be completed during Q4 2025.

Rio Tinto | Second quarter operations review 12

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Copper		
Project: Kennecott open pit extension **Location:** Utah, United States **Ownership:** Rio Tinto (100%) **Approval:** 2019 **To note:** The project scope includes mine stripping activities and some infrastructure development, including tailings facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.	$1.8bn	• Stripping will continue through 2027, with sustainable ore production from the second phase of the push back expected to be reached in H2 2027.
Project: Kennecott North Rim Skarn (NRS)[7] underground development **Location:** Utah, United States **Ownership:** Rio Tinto (100%) **Capacity:** around 250,000 tonnes through to 2033[8] **Approval:** June 2023 **Planned first production:** Q4 2025 **To note:** Original approval for $0.5bn with a further $0.1 billion approved in December 2024 for additional infrastructure and geotechnical controls.	$0.6bn	• Production from NRS is now expected to commence at the end of 2025 (previously H2 2025).
Lithium		
Project: Rincon expansion **Location:** Salta province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 60ktpa (battery grade lithium carbonate) **Approval:** Dec 2024 **Planned first production:** 2028 with three-year ramp-up to full capacity **To note:** Project consists of the 3kt starter plant and 57kt expansion program. The mine is expected to have a 40-year[9] life and operate in the first quartile of the cost curve.	$2.5bn	• **Starter plant** - final system testing and commissioning completed. • **Expansion project** - construction is scheduled to begin in Q3 2025, subject to permitting.
Project: Fenix expansion (1B) **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 10ktpa LCE (battery grade lithium carbonate) **Planned first production:** 2026 **To note:** product is carbonate, chloride	$0.7bn	• Mechanical Vapour Recompression plant commissioned, to support planned first production.
Project: Sal de Vida **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 15ktpa **Planned first production:** 2026 **To note:** product is carbonate	$0.7bn	• Project achieved liming plant mechanical completion during the quarter.
Project: Nemaska Lithium **Location:** Quebec, Canada **Ownership:** Rio Tinto (50%), Investissement Québec (50%) **Capacity:** 28kpta LCE (100%) **Planned first production:** 2028 **To note:** product is integrated lithium hydroxide	$1.1bn (Rio Tinto share)	• Project work progresses.

Rio Tinto | Second quarter operations review 13

1. Rio Tinto share of the Western Range capital cost includes 100% of funding costs for Paraburdoo plant upgrades. 2. WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. In the case of the mine, Baowu also has an option to increase to 51% during operations. During construction, SimFer will hold 34% of the shares in the WCS infrastructure entities with WCS holding the remaining 66%. 3. WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines. 4. SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer’s scope of the co-developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean State (15%). SimFer Jersey will ultimately own 42.5% of La Compagnie du Transguinéen, which will own and operate the co-developed infrastructure during operations. 5. The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. 6. The 500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed. 7. The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and Ore Reserves. 8. The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US”. All material assumptions underpinning that production target continue to apply and have not materially changed. 9. The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. Rio Tinto | Second quarter operations review 14

10. Future Projects Project Status Iron Ore: Pilbara brownfields Projects: Pilbara mine replacement projects - Greater Nammuldi and West Angelas Location: WA, Australia Capacity: over the medium term, our Pilbara system capacity remains between 345 and 360 million tonnes per year. Meeting this range, and the planned product mix, will require the approval and delivery of the next tranche of replacement mines over the next five years. • Continue to advance our next tranche of Pilbara mine replacement projects. • Environmental and heritage approvals are underway, with timelines subject to these approvals. • The Greater Nammuldi project continues to progress at a rate behind the original development schedule. Iron Ore: Rhodes Ridge Location: WA, Australia Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty Ltd (10%) Capacity: 40 Mtpa (initial capacity) First ore: end of decade To note: pre-feasibility study remains on track to be completed in 2025 subject to relevant approvals. The development would use Rio Tinto’s rail, port and power infrastructure. • Mitsui’s proposed acquisition of a 40% interest in the Rhodes Ridge Joint Venture from Rio Tinto’s partners remains subject to regulatory approvals and other closing conditions. Copper: Resolution Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona. • United States Forest Service (USFS) republished the Final Environmental Impact Statement and draft Record of Decision on 20 June 2025, which starts a 45-day comment period and allows the USFS to complete the congressionally mandated land exchange. The land exchange will enable the future underground mine development and place thousands of acres of land into permanent conservation. • On 27 May 2025, the U.S. Supreme Court denied Apache Stronghold’s appeal requesting a hearing in its case to stop the land exchange between Resolution Copper and the federal government. Then, on 23 June 2025, Apache Stronghold filed a petition asking the Court to reconsider its decision. • Resolution Copper continues to engage several federally recognised Native American Tribes to partner on co- management of cultural heritage and advance the Emory Oak collaborative restoration program. Copper: Winu Location: WA, Australia Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%), once the transaction has closed. To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. The pre- feasibility study with the initial development of processing capacity of up to 10 million tonnes per year continues and is expected to be completed in 2025, along with the submission of an Environmental Review Document under the EPA Environmental Impact Assessment process. Project Agreement negotiations with Nyangumarta and the Martu Traditional Owner Groups remain our priority. • Following the term sheet signed in December 2024, Rio Tinto and Sumitomo Metal Mining Co (SMM) signed final joint venture agreements during May. The transaction is expected to close in 2025, subject to regulatory approvals and the satisfaction of customary conditions. • A pre-feasibility study for the Winu project with an initial development of processing capacity of up to 10 Mtpa is expected to be completed in 2025, along with the submission of an Environmental Review Document under the Western Australian EPA Environmental Impact Assessment process. Copper: La Granja Location: Cajamarca, Peru Ownership: Rio Tinto (45%), First Quantum Minerals (55%) To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. FQM acquired its stake for $105 million. It will invest up to a further $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. • Drilling program completed and progressing the project’s feasibility study. Rio Tinto | Second quarter operations review 15

Project Status Aluminium: Arctial partnership Location: Finland To note: Partnership agreement with the Swedish investment company Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland. As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry- leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada. • Arctial JV was formally established in Q2 2025. Pre-feasibility study and environmental impact study assessment have both started and are expected to run until Q4 2025. Lithium Location: Canada and Argentina • Canada: work in progress at Galaxy. • Argentina: work in progress at Cauchari, Fenix and Sal de Vida next phases. Lithium: Jadar Location: Serbia Ownership: Rio Tinto (100%) To note: Development of the greenfield Jadar lithium-borates project in Serbia will include an underground mine with associated infrastructure and equipment, as well as a beneficiation chemical processing plant. • On 4 June 2025, the European Union designated Jadar as a strategic project under the Critical Raw Materials Act (CRMA), confirming it is crucial to Serbia and Europe’s secure supply of materials for the energy transition. This provides additional independent assurance that the project can be developed according to Serbian and EU standards. • Continued the application process for obtaining the Exploitation Field Licence (EFL) (the EFL is essential for commencing fieldwork, including detailed geotechnical investigations). • We remain focused on consultation with all key stakeholders, including providing comprehensive factual information about the project. Rio Tinto | Second quarter operations review 16

11. Exploration and evaluation

Commodities	Advanced projects	Greenfield/ Brownfield programs	QoQ change
Bauxite		East Arnhem land, Australia	NA
Battery Materials		Nickel Greenfield: Finland Lithium Greenfield: Australia, Canada, Chile, China, Finland, Kazakhstan, Rwanda, USA	NA
Copper	Copper: Nuevo Cobre, Chile	Copper Greenfield: Angola, Australia, Chile, China, Colombia, Kazakhstan, Laos, Peru, Papua New Guinea, Serbia, US, Zambia	NA
Diamonds	Chiri, Angola		NA
Iron Ore	Pilbara, Australia	Greenfield and Brownfield: Pilbara, Australia	NA
Minerals	Potash: Texas, Canada. HMS: Kamiesberg, South Africa (3rd party operated).		NA

- Rio Tinto has a strong portfolio of exploration projects with activity in 17 countries across eight commodities.
- The bulk of the exploration expenditure during the quarter was focused on copper in Angola, Australia, Chile, Colombia, Peru and Serbia, lithium in Australia, Canada, Chile and Rwanda, and diamonds in Angola.

Lithium pipeline:

- Rio Tinto signed a binding agreement to form a joint venture with **Corporación Nacional Del Cobre de Chile (Codelco)** to develop and operate a high-grade lithium project in the **Salar de Maricunga SpA ("the Company") in Chile.** The investment includes:
  - $350 million[1,2] of initial funding into the Company towards additional studies and resource analysis to progress the project through to a final investment decision.
  - $500 million[1] into the Company once a decision is made to proceed with the project, towards construction costs. These milestones, subject to further studies, are targeted to occur before the end of the decade.
  - $50 million into the Company if the joint venture achieves its aim of delivering first lithium by the end of 2030.
  - The transaction to form the joint venture is expected to close by the end of the first quarter of 2026, subject to receipt of all applicable regulatory approvals and the satisfaction of other customary closing conditions.
- Additionally, Rio Tinto was selected as the preferred bidder to partner with **Empresa Nacional de Minería (ENAMI)** to develop the **Salares Altoandinos Lithium Project**[3]. Rio Tinto is focused on advancing towards binding agreements as quickly as possible.
  - Rio Tinto will provide an estimated staged $425 million in cash and non-cash contributions into the entity, including its Direct Lithium Extraction (DLE) Technology. The cash contributions will include staged spending to sole fund the pre-feasibility study and further studies to enable a final investment decision.

[1] This payment includes Rio Tinto's 49.99% share of costs.
[2] Subject to customary closing adjustments.
[3] Under the terms of the proposal, Rio Tinto would acquire an initial 51% stake in the project with ENAMI holding the remaining 49%.

Rio Tinto | Second quarter operations review 17

12. Second quarter public releases 1 April 2025 | Rio Tinto discovers exceptional yellow diamond from its Diavik Diamond Mine 3 April 2025 | Construction begins on Rio Tinto’s first Western Australian-made iron ore rail cars 4 April 2025 | Rio Tinto increases Australian supplier spend to A$17.7 billion 4 April 2025 | Rio Tinto spends record A$10 billion with suppliers in Western Australia in 2024 8 April 2025 | Primetals Technologies with Strategic Partner Mitsubishi Corporation, voestalpine, and Rio Tinto to Implement Hydrogen-Based Ironmaking Plant 17 April 2025 | Rio Tinto and AMG Metals & Materials to assess low-carbon aluminium project in India 6 May 2025 | Rio Tinto’s Diavik Diamond Mine recognized with Towards Sustainable Mining (TSM) Environmental Excellence Award 7 May 2025 | Rio Tinto extracts first gallium from its alumina refining process with partner Indium Corporation 12 May 2025 | Rio Tinto and Sumitomo Metal Mining sign Definitive Agreement for Winu Project joint venture 15 May 2025 | Rio Tinto invests R6.9 million towards a farmer support programme in King Cetshwayo District 15 May 2025 | Rio Tinto invests to modernise century-old hydroelectric power plant in Quebec 19 May 2025 | Rio Tinto partners with Codelco to develop lithium project in Chile’s Salar de Maricunga 22 May 2025 | Rio Tinto to start early works and final studies to increase Amrun mine’s bauxite production on Queensland’s Cape York Peninsula 22 May 2025 | Rio Tinto announces Chief Executive succession plan 23 May 2025 | Rio Tinto confirmed as preferred partner on world-class Salares Altoandinos lithium project 2 June 2025 | PKKP and Rio Tinto sign Co-Management Agreement 6 June 2025 | Rio Tinto and Baowu open Western Range iron ore mine in the Pilbara with Yinhawangka Traditional Owners 6 June 2025 | Update on Oyu Tolgoi mine plan 9 June 2025 | Rio Tinto seeks innovative collaborators at London Tech Week 12 June 2025 | Rio Tinto launches ore sorting demonstration project at is Havre-Saint-Pierre mine 17 June 2025 | NeoSmelt welcomes Federal Government support and signs two new participants for groundbreaking steel decarbonisation project 18 June 2025 | Rio Tinto IOC invests $800,000 to expand childcare offering at Lil Snowflakes daycare 24 June 2025 | New A$5 million partnership to support Pilbara Aboriginal Health Alliance 24 June 2025 | Rio Tinto and Hancock Prospecting to invest $1.6 billion to develop the Hope Downs 2 project in Western Australia’s Pilbara Rio Tinto | Second quarter operations review 18

Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Americas Jesse Riseborough M +61 436 653 412 Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com LEI: 213800YOEO5OQ72G2R82 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State Forward-looking statement This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, production guidance, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. A discussion of the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements can be found in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of the risk factors discussed in such documents, and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Rio Tinto | Second quarter operations review 19

Rio Tinto production summary

Rio Tinto share of production

		Quarter					Half Year		% change		
		Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	2024 H1	**2025 H1**	Q2 25 vs Q2 24	Q2 25 vs Q1 25	H1 2025 vs H1 2024
Principal commodities											
Alumina	**('000 t)**	1,676	1,770	1,992	1,921	**1,815**	3,540	**3,735**	+8%	-6%	+6%
Aluminium (Primary)	**('000 t)**	824	809	837	829	**842**	1,650	**1,671**	+2%	+2%	+1%
Bauxite	**('000 t)**	14,723	15,100	15,412	14,966	**15,644**	28,142	**30,610**	+6%	+5%	+9%
Borates	**('000 t)**	125	126	132	117	**132**	246	**249**	+6%	+13%	+1%
Copper (consolidated)	**('000 t)**	199	185	228	210	**229**	379	**438**	+15%	+9%	+16%
Iron Ore	**('000 t)**	69,712	73,160	76,102	62,408	**73,548**	138,413	**135,956**	+6%	+18%	-2%
Lithium carbonate equivalent (LCE)	**('000 t)**	NA	NA	NA	17	**12**	NA	**29**	NA	-29%	NA
Titanium dioxide slag	**('000 t)**	238	263	235	223	**269**	492	**491**	+13%	+21%	0%
Other Metals & Minerals											
Diamonds	**('000 cts)**	702	542	775	942	**1,238**	1,441	**2,179**	+76%	+31%	+51%
Gold - mined	**('000 oz)**	67.1	69.4	79.0	78.7	**112.9**	133.6	**191.6**	+68%	+44%	+43%
Gold - refined	**('000 oz)**	39.7	25.7	43.1	34.0	**32.1**	75.0	**66.0**	-19%	-6%	-12%
Molybdenum	**('000 t)**	0.6	0.5	0.8	1.0	**1.1**	1.3	**2.2**	+79%	+7%	+62%
Salt	**('000 t)**	1,540	1,511	1,347	836	**1,375**	2,965	**2,211**	-11%	+65%	-25%
Silver - mined	**('000 oz)**	1,072	1,046	1,144	1,159	**1,474**	2,046	**2,632**	+37%	+27%	+29%
Silver - refined	**('000 oz)**	606	392	766	635	**509**	1,156	**1,145**	-16%	-20%	-1%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page or reported for the first time. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto | Second quarter operations review 20

Rio Tinto share of production

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
ALUMINA								
Production ('000 tonnes)								
Jonquière (Vaudreuil)	100 %	328	323	350	355	**340**	681	**695**
Jonquière (Vaudreuil) specialty Alumina plant	100 %	30	28	26	25	**30**	57	**55**
Queensland Alumina	80 %	602	693	737	685	**699**	1,277	**1,384**
São Luis (Alumar)	10 %	93	93	97	90	**93**	179	**183**
Yarwun	100 %	624	634	782	765	**653**	1,346	**1,418**
Rio Tinto total alumina production		1,676	1,770	1,992	1,921	**1,815**	3,540	**3,735**
ALUMINIUM								
Primary production ('000 tonnes)								
Australia - Bell Bay	100 %	47	47	47	46	**48**	93	**94**
Australia - Boyne Island (a)	74 %	75	76	93	92	**92**	150	**184**
Australia - Tomago	52 %	75	77	77	72	**73**	148	**145**
Canada - six wholly owned	100 %	399	395	398	387	**392**	804	**779**
Canada - Alouette (Sept-Îles)	40 %	63	63	64	62	**62**	126	**124**
Canada - Bécancour	25 %	30	30	30	28	**30**	59	**58**
Iceland - ISAL (Reykjavik)	100 %	50	52	51	48	**51**	99	**99**
New Zealand - Tiwai Point (b)	100 %	65	49	59	74	**75**	131	**149**
Oman - Sohar	20 %	20	20	20	20	**20**	40	**40**
Rio Tinto total primary aluminium production		824	809	837	829	**842**	1,650	**1,671**
Recycled production ('000 tonnes)								
Matalco	50 %	70	62	58	66	**74**	144	**140**
Rio Tinto total recycled aluminium production		70	62	58	66	**74**	144	**140**

(a) On 1 November 2024, Rio Tinto's ownership interest in Boyne Smelters Limited (BSL) increased from 71.04% to 73.5%. Production is reported including this change from 1 November 2024.

(b) On 1 November 2024, Rio Tinto's ownership interest in Tiwai Point Smelter (NZAS) increased from 79.36% to 100%. Production is reported including this change from 1 November 2024.

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
BAUXITE								
Production ('000 tonnes) (a)								
Gove	100 %	3,172	3,073	3,372	3,141	**3,303**	6,276	**6,444**
Porto Trombetas	22 %	667	737	623	519	**676**	1,176	**1,194**
Sangaredi	(b)	1,622	1,544	1,571	2,290	**2,028**	3,204	**4,318**
Weipa	100 %	9,262	9,747	9,846	9,017	**9,637**	17,486	**18,654**
Rio Tinto total bauxite production		14,723	15,100	15,412	14,966	**15,644**	28,142	**30,610**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

Rio Tinto | Second quarter operations review 21

Rio Tinto share of production

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
BORATES								
Production ('000 tonnes B_2O_3 content)								
Rio Tinto Borates - borates	100 %	125	126	132	117	**132**	246	**249**
COPPER								
Mine production ('000 tonnes) (a)								
Bingham Canyon	100 %	32.3	27.4	31.2	27.5	**40.7**	64.8	**68.3**
Escondida	30 %	86.4	90.4	104.8	98.7	**96.4**	163.5	**195.1**
Oyu Tolgoi	66 %	34.7	33.0	43.8	43.0	**57.3**	65.1	**100.3**
Rio Tinto total mine production		153.3	150.8	179.8	169.3	**194.4**	293.4	**363.7**
Refined production ('000 tonnes)								
Escondida	30 %	15.2	11.8	13.3	13.6	**14.6**	29.9	**28.2**
Kennecott (b)	100 %	47.5	42.5	55.4	42.3	**39.8**	95.3	**82.2**
Rio Tinto total refined production		62.7	54.3	68.7	55.9	**54.4**	125.2	**110.3**
Copper production – consolidated basis ('000 tonnes)								
Kennecott (b) - Production of refined metal		47.5	42.5	55.4	42.3	**39.8**	95.3	**82.2**
Escondida - Mill production (metal in concentrates) (c)		83.9	81.0	92.9	88.7	**87.3**	155.4	**176.0**
Escondida - Refined production from leach plants		15.2	11.8	13.3	13.6	**14.6**	29.9	**28.2**
Oyu Tolgoi - Metal in concentrates		52.5	50.0	66.3	65.2	**86.8**	98.6	**152.0**
Rio Tinto total production - consolidated basis		199.1	185.3	228.0	209.8	**228.5**	379.3	**438.3**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 11.1 thousand tonnes of cathode produced from purchased concentrate in Q2 2025. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

(c) Mill production was previously reported together with recoverable copper in ore stacked for leaching as mined production.

Rio Tinto | Second quarter operations review 22

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
DIAMONDS								
Production ('000 carats)								
Diavik	100 %	702	542	775	942	**1,238**	1,441	**2,179**

GOLD								
Metal in concentrates production ('000 tonnes) (a)								
Bingham Canyon	100 %	22.5	22.1	24.0	24.7	**36.5**	49.2	**61.2**
Escondida	30 %	13.6	14.1	11.2	13.4	**12.1**	25.3	**25.4**
Oyu Tolgoi	66 %	30.9	33.3	43.8	40.6	**64.4**	59.2	**105.0**
Rio Tinto total mine production		67.1	69.4	79.0	78.7	**112.9**	133.6	**191.6**
Refined production ('000 ounces)								
Kennecott (b)	100 %	39.7	25.7	43.1	34.0	**32.1**	75.0	**66.0**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 11.1 thousand tonnes of cathode produced from purchased concentrate in Q2 2025. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | Second quarter operations review 23

Rio Tinto share of production

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
IRON ORE								
Production ('000 tonnes) (a)								
Hamersley mines	(b)	54,691	57,096	59,656	49,637	**57,422**	108,064	**107,059**
Hope Downs	50 %	5,044	5,753	5,100	3,608	**5,206**	10,125	**8,814**
Iron Ore Company of Canada	59 %	2,185	2,116	2,532	2,317	**2,488**	4,798	**4,805**
Robe River - Pannawonica (Mesas J and A)	53 %	4,186	3,844	4,549	3,538	**3,960**	8,431	**7,498**
Robe River - West Angelas	53 %	3,607	4,352	4,265	3,308	**4,472**	6,995	**7,780**
Rio Tinto iron ore production ('000 tonnes)		69,712	73,160	76,102	62,408	**73,548**	138,413	**135,956**
Breakdown of Production:								
Pilbara Blend and SP10 Lump (c)		20,828	22,460	23,460	19,385	**23,186**	40,714	**42,571**
Pilbara Blend and SP10 Fines (c)		31,277	33,320	35,158	27,860	**32,970**	61,114	**60,830**
Robe Valley Lump		1,546	1,488	1,825	1,536	**1,679**	3,080	**3,216**
Robe Valley Fines		2,640	2,356	2,723	2,002	**2,280**	5,351	**4,282**
Yandicoogina Fines (HIY)		11,235	11,421	10,402	9,309	**10,944**	23,357	**20,253**
Pilbara iron ore production ('000 tonnes)		67,527	71,045	73,570	60,091	**71,060**	133,615	**131,151**
IOC Concentrate		930	842	1,062	948	**1,179**	2,060	**2,127**
IOC Pellets		1,255	1,274	1,470	1,369	**1,309**	2,738	**2,678**
IOC iron ore production ('000 tonnes)		2,185	2,116	2,532	2,317	**2,488**	4,798	**4,805**
Breakdown of Shipments:								
Pilbara Blend Lump		12,463	14,240	13,079	9,775	**11,159**	25,307	**20,933**
Pilbara Blend Fines		24,702	26,626	23,351	18,825	**21,520**	47,870	**40,345**
Robe Valley Lump		1,337	1,166	1,508	1,159	**1,385**	2,560	**2,544**
Robe Valley Fines		3,095	2,565	3,055	2,232	**2,638**	6,038	**4,870**
Yandicoogina Fines (HIY)		11,364	11,794	10,585	9,350	**10,636**	23,592	**19,986**
SP10 Lump (c)		5,071	5,715	7,341	8,117	**8,324**	9,544	**16,441**
SP10 Fines (c)		8,218	10,366	13,421	11,405	**12,459**	17,439	**23,864**
Pilbara iron ore shipments ('000 tonnes) (d)		66,250	72,471	72,341	60,862	**68,120**	132,350	**128,982**
Pilbara iron ore shipments - consolidated basis ('000 tonnes) (d) (f)		68,281	74,211	74,213	62,537	**69,985**	136,191	**132,523**
IOC Concentrate		986	1,228	1,140	646	**1,276**	2,147	**1,922**
IOC Pellets		1,438	1,157	1,357	1,356	**1,382**	2,931	**2,737**
IOC Iron ore shipments ('000 tonnes) (d)		2,423	2,385	2,497	2,001	**2,658**	5,078	**4,659**
Rio Tinto iron ore shipments ('000 tonnes) (d)		68,673	74,856	74,838	62,863	**70,778**	137,428	**133,641**
Rio Tinto iron ore sales ('000 tonnes) (e)		71,920	74,078	77,648	64,828	**74,335**	141,275	**139,163**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
(b) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(c) SP10 includes other lower grade products.
(d) Shipments includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.
(e) Represents the difference between amounts shipped to portside trading and onward sales from portside trading, and third party volumes sold.
(f) While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.

Rio Tinto | Second quarter operations review 24

Rio Tinto share of production

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
Lithium								
Production ('000 tonnes)								
Lithium carbonate	(a)	NA	NA	NA	12	**11**	NA	**24**
Lithium hydroxide	100 %	NA	NA	NA	4	**5**	NA	**10**
Spodumene	100 %	NA	NA	NA	34	**0**	NA	**34**
Other lithium speciallties (LCE)	100 %	NA	NA	NA	1	**1**	NA	**3**
Total lithium carbonate equivalent (LCE) production (b)		NA	NA	NA	17 (c)	**12**	NA	**29**

(a) Lithium carbonate quantities reflect Rio Tinto's 66.5% ownership in Olaroz, 100% ownership in Fenix

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) Full first quarter lithium carbonate equivalent production from Arcadium was 17kt (20kt on a 100% basis) of which 6kt was produced since completion of the acquisition in March (7kt on a 100% basis). Full first quarter lithium carbonate equivalent shipments from Arcadium was 12kt (15kt on a 100% basis) of which 4kt was shipped since completion of the acquisition in March (5kt on a 100% basis).

MOLYBDENUM								
Mine production ('000 tonnes) (a)								
Bingham Canyon	100 %	0.6	0.5	0.8	1.0	**1.1**	1.3	**2.2**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

SALT								
Production ('000 tonnes)								
Dampier Salt (a)	68 %	1,540	1,511	1,347	836	**1,375**	2,965	**2,211**

(a) In December 2024, we completed the sale of Dampier Salt Limited's Lake MacLeod operation to Leichhardt Industrial Group. Following this divestment, we continue to operate solar salt sites at Dampier and Port Hedland.

SILVER								
Metal in concentrates production ('000 tonnes) (a)								
Bingham Canyon	100 %	368	368	377	357	**539**	738	**896**
Escondida	30 %	465	464	486	536	**572**	863	**1,108**
Oyu Tolgoi	66 %	239	214	281	266	**363**	444	**629**
Rio Tinto total mine production		1,072	1,046	1,144	1,159	**1,474**	2,046	**2,632**
Refined production ('000 ounces)								
Kennecott (b)	100 %	606	392	766	635	**509**	1,156	**1,145**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
(b) We continue to process third party concentrate to optimise smelter utilisation, including 11.1 thousand tonnes of cathode produced from purchased concentrate in Q2 2025. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | Second quarter operations review 25

TITANIUM DIOXIDE SLAG Production ('000 tonnes) Rio Tinto Iron & Titanium (a) 100% 238 263 235 223 269 492 491 (a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM). Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures. Rio Tinto percentage interest shown above is at 30 June 2025. Rio Tinto | Second quarter operations review 26

Rio Tinto operational data

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
ALUMINA								
Smelter Grade Alumina - Aluminium Group								
Alumina production ('000 tonnes)								
Australia								
Queensland Alumina Refinery - Queensland	80 %	752	866	921	856	**874**	1,597	**1,730**
Yarwun refinery - Queensland	100 %	624	634	782	765	**653**	1,346	**1,418**
Brazil								
São Luis (Alumar) refinery	10 %	926	927	967	901	**926**	1,793	**1,827**
Canada								
Jonquière (Vaudreuil) refinery - Quebec (a)	100 %	328	323	350	355	**340**	681	**695**

(a) Jonquière's (Vaudreuil's) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Speciality Alumina - Aluminium Group								
Speciality alumina production ('000 tonnes)								
Canada								
Jonquière (Vaudreuil) plant – Quebec	100 %	30	28	26	25	**30**	57	**55**

Rio Tinto percentage interest shown above is at 30 June 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 27

Rio Tinto operational data

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
ALUMINIUM								
Primary Aluminium								
Primary aluminium production ('000 tonnes)								
Australia								
Bell Bay smelter - Tasmania	100 %	47	47	47	46	**48**	93	**94**
Boyne Island smelter - Queensland (a)	74 %	126	127	128	125	**125**	252	**250**
Tomago smelter - New South Wales	52 %	146	150	149	140	**141**	288	**282**
Canada								
Alma smelter - Quebec	100 %	119	120	122	119	**120**	240	**239**
Alouette (Sept-Îles) smelter - Quebec	40 %	158	158	159	155	**154**	315	**309**
Arvida smelter - Quebec	100 %	37	36	37	36	**36**	80	**71**
Arvida AP60 smelter - Quebec	100 %	15	15	15	15	**15**	31	**30**
Bécancour smelter - Quebec	25 %	119	119	120	113	**120**	235	**233**
Grande-Baie smelter - Quebec	100 %	57	57	58	56	**56**	114	**113**
Kitimat smelter - British Columbia	100 %	107	103	102	100	**102**	214	**202**
Laterrière smelter - Quebec	100 %	63	64	64	62	**62**	124	**124**
Iceland								
ISAL (Reykjavik) smelter	100 %	50	52	51	48	**51**	99	**99**
New Zealand								
Tiwai Point smelter (b)	100 %	82	62	63	74	**75**	165	**149**
Oman								
Sohar smelter	20 %	99	100	101	99	**101**	198	**200**
Recycled Aluminium								
Recycled aluminium production ('000 tonnes)								
Matalco	50 %	139	125	116	132	**147**	288	**279**

(a) On 1 November 2024, Rio Tinto's ownership interest in Boyne Smelters Limited (BSL) increased from 71.04% to 73.5%. Production is reported including this change from 1 November 2024.

(b) On 1 November 2024, Rio Tinto's ownership interest in Tiwai Point Smelter (NZAS) increased from 79.36% to 100%. Production is reported including this change from 1 November 2024.

Rio Tinto percentage interest shown above is at 30 June 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 28

Rio Tinto operational data

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
BAUXITE								
Bauxite production ('000 tonnes)								
Australia								
Gove mine - Northern Territory	100 %	3,172	3,073	3,372	3,141	**3,303**	6,276	**6,444**
Weipa mine - Queensland	100 %	9,262	9,747	9,846	9,017	**9,637**	17,486	**18,654**
Brazil								
Porto Trombetas (MRN) mine	22 %	3,034	3,348	2,831	2,357	**3,071**	5,344	**5,428**
Guinea								
Sangaredi mine (a)	23 %	3,604	3,432	3,491	5,089	**4,506**	7,121	**9,595**
Rio Tinto share of bauxite shipments								
Share of total bauxite shipments ('000 tonnes)		15,177	15,511	15,513	14,390	**15,670**	27,892	**30,060**
Share of third party bauxite shipments ('000 tonnes)		10,691	11,120	10,627	9,807	**11,147**	19,187	**20,954**

(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
BORATES								
Rio Tinto Borates - borates	100 %							
US								
Borates ('000 tonnes) (a)		125	126	132	117	**132**	246	**249**

(a) Production is expressed as B_2O_3 content.

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
COPPER & GOLD								
Escondida	30 %							
Chile								
Sulphide ore to concentrator ('000 tonnes)		34,377	32,488	35,293	32,889	**36,490**	66,030	**69,379**
Average copper grade (%)		0.99	1.00	1.06	1.09	**0.95**	0.96	**1.01**
Contained copper ('000 tonnes)		279.5	269.9	309.8	295.6	**291.0**	518.2	**586.6**
Contained gold ('000 ounces)		45.4	47.0	37.3	44.5	**40.3**	84.4	**84.8**
Contained silver ('000 ounces)		1,549	1,546	1,619	1,787	**1,906**	2,877	**3,693**
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		8.4	31.4	39.5	33.5	**30.3**	27.0	**63.8**
Refined production from leach plants:								
Copper cathode production ('000 tonnes)		50.7	39.4	44.4	45.2	**48.7**	99.8	**93.9**
Sales of metals:								
Copper in concentrates ('000 tonnes) (b)		261	273	275	309	**286**	465	**595**
Copper cathode ('000 tonnes)		55	38	43	47	**53**	99	**100**
Gold ('000 ounces) (b)		45	47	37	45	**40**	84	**85**
Silver ('000 ounces) (b)		1,549	1,546	1,619	1,787	**1,906**	2,877	**3,693**

(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
(b) Payable metals in concentrates

Rio Tinto percentage interest shown above is at 30 June 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 29

Rio Tinto operational data

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
COPPER & GOLD (continued)								
Kennecott								
Bingham Canyon mine	100 %							
Utah, US								
Ore treated ('000 tonnes)		10,257	9,149	10,487	9,339	**10,630**	18,528	**19,969**
Average ore grade:								
Copper (%)		0.36	0.36	0.35	0.35	**0.45**	0.39	**0.40**
Gold (g/t)		0.11	0.12	0.12	0.14	**0.17**	0.12	**0.15**
Silver (g/t)		1.79	2.02	1.78	1.81	**2.21**	1.87	**2.03**
Molybdenum (%)		0.020	0.019	0.020	0.029	**0.031**	0.020	**0.030**
Copper concentrates produced ('000 tonnes)		135	121	144	131	**175**	262	**306**
Average concentrate grade (% Cu)		23.9	22.0	21.6	21.0	**23.3**	24.7	**22.3**
Production of metals in copper concentrates:								
Copper ('000 tonnes) (a)		32.3	27.4	31.2	27.5	**40.7**	64.8	**68.3**
Gold ('000 ounces)		22.5	22.1	24.0	24.7	**36.5**	49.2	**61.2**
Silver ('000 ounces)		368	368	377	357	**539**	738	**896**
Molybdenum concentrates produced ('000 tonnes):		1.6	1.1	2.2	2.4	**2.7**	3.2	**5.1**
Molybdenum in concentrates ('000 tonnes)		0.6	0.5	0.8	1.0	**1.1**	1.3	**2.2**
Kennecott smelter & refinery	100 %							
Copper concentrates smelted ('000 tonnes)		227	156	187	163	**123**	398	**286**
Copper anodes produced ('000 tonnes) (b)		54.4	42.8	43.2	36.2	**33.6**	111.2	**69.7**
Production of refined metal:								
Copper ('000 tonnes) (c)		47.5	42.5	55.4	42.3	**39.8**	95.3	**82.2**
Gold ('000 ounces) (d)		39.7	25.7	43.1	34.0	**32.1**	75.0	**66.0**
Silver ('000 ounces) (d)		606	392	766	635	**509**	1,156	**1,145**
Sales of refined metal:								
Copper ('000 tonnes) (c)		50.8	42.3	52.1	40.7	**41.7**	98.1	**82.4**
Gold ('000 ounces)		41.7	28.3	33.2	33.6	**30.8**	77.1	**64.5**
Silver ('000 ounces)		637	396	611	625	**500**	1,189.1	**1,125.3**

(a) Includes a small amount of copper in precipitates.
(b) New metal excluding recycled material.
(c) We continue to process third party concentrate to optimise smelter utilisation, including 11.1 thousand tonnes of cathode produced from purchased concentrate in Q2 2025. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.
(d) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 30 June 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 30

Rio Tinto operational data

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
COPPER & GOLD (continued)								
Oyu Tolgoi mine	66 %							
Mongolia								
Ore Treated ('000 tonnes) - Open Pit		9,284	7,352	8,881	7,469	**6,836**	18,295	**14,305**
Ore Treated ('000 tonnes) - Underground		1,533	1,521	2,144	2,434	**3,198**	2,845	**5,632**
Ore Treated ('000 tonnes) - Total		10,817	8,873	11,025	9,903	**10,034**	21,140	**19,937**
Average mill head grades:								
Open Pit								
Copper (%)		0.37	0.39	0.43	0.42	**0.47**	0.38	**0.44**
Gold (g/t)		0.17	0.22	0.24	0.25	**0.37**	0.18	**0.30**
Silver (g/t)		1.12	0.97	1.08	1.02	**1.07**	1.18	**1.04**
Underground								
Copper (%)		2.02	2.05	1.96	2.03	**2.13**	1.86	**2.09**
Gold (g/t)		0.62	0.61	0.55	0.55	**0.61**	0.53	**0.58**
Silver (g/t)		4.75	4.76	4.59	4.47	**4.75**	4.07	**4.63**
Total								
Copper (%)		0.61	0.67	0.73	0.82	**1.00**	0.58	**0.91**
Gold (g/t)		0.24	0.28	0.30	0.32	**0.44**	0.23	**0.38**
Silver (g/t)		1.64	1.62	1.77	1.87	**2.24**	1.57	**2.05**
Copper concentrates produced ('000 tonnes)		246.2	232.0	307.3	303.4	**381.6**	454.7	**684.9**
Average concentrate grade (% Cu)		21.3	21.6	21.6	21.5	**22.7**	21.7	**22.2**
Production of metals in concentrates:								
Copper in concentrates ('000 tonnes)		52.5	50.0	66.3	65.2	**86.8**	98.6	**152.0**
Gold in concentrates ('000 ounces)		46.9	50.4	66.3	61.5	**97.5**	89.6	**159.0**
Silver in concentrates ('000 ounces)		363	325	426	403	**550**	673	**952**
Sales of metals in concentrates (a):								
Copper in concentrates ('000 tonnes)		48.3	43.6	62.6	57.7	**86.4**	92.0	**144.0**
Gold in concentrates ('000 ounces)		43.3	42.1	63.6	55.8	**92.8**	84.8	**148.7**
Silver in concentrates ('000 ounces)		317	273	382	338	**514**	588	**852.4**

(a) Sales of metals in concentrates refer to the payable metals in concentrates collected by customers from the Mongolia/China border.

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
DIAMONDS								
Diavik Diamonds	100 %							
Northwest Territories, Canada								
Ore processed ('000 tonnes)		361	232	330	394	**511**	705	**905**
Diamonds recovered ('000 carats)		702	542	775	942	**1,238**	1,441	**2,179**

Rio Tinto percentage interest shown above is at 30 June 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 31

Rio Tinto operational data

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
IRON ORE								
Rio Tinto Iron Ore								
Western Australia								
Pilbara Operations								
Saleable iron ore production ('000 tonnes)								
Hamersley mines	(a)	54,691	57,096	59,656	49,637	**57,422**	108,064	**107,059**
Hope Downs	50 %	10,087	11,507	10,200	7,216	**10,413**	20,250	**17,629**
Robe River - Pannawonica (Mesas J and A)	53 %	7,898	7,252	8,583	6,676	**7,471**	15,907	**14,148**
Robe River - West Angelas	53 %	6,805	8,211	8,048	6,242	**8,437**	13,198	**14,679**
Total production ('000 tonnes)		79,481	84,066	86,486	69,771	**83,743**	157,420	**153,514**
Breakdown of total production:								
Pilbara Blend and SP10 Lump (b)		24,416	26,604	27,273	22,452	**27,374**	47,802	**49,826**
Pilbara Blend and SP10 Fines (b)		35,932	38,788	40,228	31,334	**37,954**	70,354	**69,288**
Robe Valley Lump		2,916	2,807	3,444	2,899	**3,169**	5,811	**6,067**
Robe Valley Fines		4,982	4,445	5,139	3,778	**4,303**	10,096	**8,080**
Yandicoogina Fines (HIY)		11,235	11,421	10,402	9,309	**10,944**	23,357	**20,253**
Breakdown of total shipments:								
Pilbara Blend Lump		15,832	17,498	16,223	11,997	**12,967**	31,467	**24,964**
Pilbara Blend Fines		31,336	31,870	29,042	22,434	**25,849**	59,811	**48,283**
Robe Valley Lump		2,522	2,200	2,846	2,187	**2,614**	4,830	**4,800**
Robe Valley Fines		5,839	4,839	5,764	4,211	**4,977**	11,392	**9,188**
Yandicoogina Fines (HIY)		11,364	11,794	10,585	9,350	**10,636**	23,592	**19,986**
SP10 Lump (b)		5,141	5,790	7,567	8,806	**9,216**	9,753	**18,022**
SP10 Fines (b)		8,275	10,559	13,650	11,755	**13,629**	17,496	**25,385**
Total shipments ('000 tonnes) (c)		80,309	84,550	85,678	70,740	**79,887**	158,342	**150,627**

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
Iron Ore Company of Canada	59 %							
Newfoundland & Labrador and Quebec in Canada								
Saleable iron ore production:								
Concentrates ('000 tonnes)		1,584	1,434	1,809	1,614	**2,008**	3,508	**3,622**
Pellets ('000 tonnes)		2,137	2,169	2,503	2,331	**2,229**	4,663	**4,560**
IOC Total production ('000 tonnes)		3,721	3,603	4,312	3,945	**4,237**	8,171	**8,182**
Shipments:								
Concentrates ('000 tonnes)		1,678	2,090	1,942	1,100	**2,173**	3,657	**3,273**
Pellets ('000 tonnes)		2,449	1,971	2,310	2,308	**2,353**	4,991	**4,662**
IOC Total Shipments ('000 tonnes) (c)		4,127	4,061	4,252	3,408	**4,526**	8,647	**7,935**
Global Iron Ore Totals								
Iron Ore Production ('000 tonnes)		83,203	87,669	90,798	73,716	**87,980**	165,591	**161,697**
Iron Ore Shipments ('000 tonnes)		84,436	88,611	89,931	74,148	**84,414**	166,989	**158,562**
Iron Ore Sales ('000 tonnes) (d)		87,479	87,349	92,063	75,339	**86,474**	170,270	**161,813**

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) SP10 includes other lower grade products.
(c) Shipments includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.
(d) Include Pilbara and IOC sales adjusted for portside trading movements and third party volumes sold.

Rio Tinto percentage interest shown above is at 30 June 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 32

Rio Tinto operational data

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
Lithium production ('000 tonnes)								
Lithium carbonate (a)	(a)	NA	NA	NA	15	**14**	NA	**29**
Lithium hydroxide	100 %	NA	NA	NA	4	**5**	NA	**10**
Spodumene	100 %	NA	NA	NA	34	**0**	NA	**34**
Other lithium specialities (LCE)	100 %	NA	NA	NA	1	**1**	NA	**3**
Total lithium carbonate equivalent (LCE) production (b)		NA	NA	NA	20 (c)	**15**	NA	**35**
Third party shipments ('000 tonnes)								
Lithium carbonate (a)	(a)	NA	NA	NA	10	**6**	NA	**16**
Lithium hydroxide	100 %	NA	NA	NA	3	**5**	NA	**8**
Spodumene	100 %	NA	NA	NA	20	**23**	NA	**42**
Other lithium specialities (LCE)	100 %	NA	NA	NA	0	**1**	NA	**1**
Total lithium carbonate equivalent shipments ('000 LCE)		NA	NA	NA	15 (c)	**14**	NA	**29**

(a) Lithium carbonate quantities reflect our 100% share of Olaroz shipments, of which Rio Tinto's ownership is 66.5%.

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) Full first quarter lithium carbonate equivalent production from Arcadium was 17kt (20kt on a 100% basis) of which 6kt was produced since completion of the acquisition in March (7kt on a 100% basis). Full first quarter lithium carbonate equivalent shipments from Arcadium was 12kt (15kt on a 100% basis) of which 4kt was shipped since completion of the acquisition in March (5kt on a 100% basis).

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
SALT								
Dampier Salt (a)	68 %							
Western Australia								
Salt production ('000 tonnes)		2,253	2,211	1,970	1,223	**2,012**	4,337	**3,235**

(a) In December 2024, we completed the sale of Dampier Salt Limited's Lake MacLeod operation to Leichhardt Industrial Group. Following this divestment, we continue to operate solar salt sites at Dampier and Port Hedland.

	Rio Tinto interest	Q2 2024	Q3 2024	Q4 2024	Q1 2025	**Q2 2025**	H1 2024	**H1 2025**
TITANIUM DIOXIDE SLAG								
Rio Tinto Iron & Titanium	100 %							
Canada and South Africa								
(Rio Tinto share) (a)								
Titanium dioxide slag ('000 tonnes)		238	263	235	223	**269**	492	**491**

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

Rio Tinto percentage interest shown above is at 30 June 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Second quarter operations review 33